1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing Company Limited

For the month of June 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of May 2002.

1)The trading of directors, supervisors, executive officers and 10% shareholders:

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as April 14, 2000 (for 10% shareholders)*	*Number of shares held as April 30, 2002*	*Number of shares held as May 31, 2002*	*Changes*
Vice President	C. C. Wei		3,835,931	3,736,931	-99,000
Vice President	Mark Liu		7,079,793	6,964,793	-115,000
Vice President	Chung-Shin Hsu		487,940	478,940	-9,000
Vice President	Ping Yang		4,479,313	4,260,313	-219,000
Vice President	Chiam Wu		0	69,224	0
Director	Peter Leahy Bonfield	0	0	0	0
Director	Lester Carl Thurow	0	0	0	0

[1] The Philips Electronics, B.V. appoints 3 directors and 1 supervisor.

[2] The Development Fund appoints 1 director and 1 supervisor.

[3] Chiam Wu and Peter Leahy Bonfield and Lester Carl Thurow were new appointed.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.

Title	*Name*	*Number of common shares pledged as of May 31, 2002*	*Date of pledged*	*Accumulated number of pledged common shares*
Vice President	S.Y. Chiang	300,000	2002/5/29	450,000
Vice President	Quincy Lin	(381,000)	2002/5/30	1,100,000
Vice President	Quincy Lin	381,000	2002/5/30	1,481,000

3) The acquisition of assets: (Unit:$Thousand)：

Description of assets	*Purchase price*
Semiconductor Manufacturing Equipment	NT$10,437,000

4) The disposition of assets: (Unit:$Thousand)：None.

TSMC Appoints Mr. Hisao Baba as President of TSMC Japan

HSIN-CHU, Taiwan, June 25, 2002 – Taiwan Semiconductor Manufacturing Company (TSMC) (TAIEX: 2330, NYSE: TSM) today announced the appointment of Hisao Baba as President of TSMC Japan. Hisao Baba will be responsible for all of TSMC's Japan activities, reporting to Sachiaki Nagae, Chairman of TSMC Japan. This appointment will become effective July 1, 2002.

"We are delighted to have Hisao Baba on our team," said Dr. Rick Tsai, TSMC President and Chief Operating Officer. "With Hisao Baba's more than 20 years in the semiconductor markets in Japan and the U.S.A., TSMC Japan will be able to further strengthen the partnerships with existing Japanese customers and attract new business opportunities under his leadership."

Prior to joining TSMC, Hisao Baba has been with OKI Electric Industry Company since 1975. His last position was Vice President of Silicon Solution's Company, Oki Electric Industry Company in Japan since 2000, responsible for marketing and sales of Oki's domestic and international semiconductor business. In this position, he managed 6 subsidiary companies, including one in Japan and five overseas, working closely with both OEM and foundry customers. Before that, Hisao Baba held various senior management positions in OKI Electric Industry companies, including CEO and President of Oki Semiconductor, U.S.A.; General Manager of Oki Electric Industry Company in Japan and Vice President of Oki Semiconductor, U.S.A.

Hisao Baba received his B.Sc. degree in Electronics Engineering from Meisei University in Japan in 1972.

# # #

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company has one advanced 300mm wafer fab (Fab 12) in production and one under construction (Fab 14), in addition to five eight-inch fabs (Fab 3, 5, 6, 7 and 8) and one six-inch wafer fab (Fab 2). TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech, and two joint ventures fabs (Vanguard and SSMC). In early 2001, TSMC became the first IC manufacturer to announce a 90nm technology alignment program with its customers. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please go to http://www.tsmc.com.

###

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

New TSMC CMOS Transistor Sets Performance Record

New CMOS Transistor Provides 10x Size Reduction
With Higher Current and Lower Leakage

HSIN-CHU, Taiwan, June 12, 2002 – Taiwan Semiconductor Manufacturing Company (TSMC) today announced that it has demonstrated a working device using a new transistor type that sets new performance records while enabling transistors that are about 10 times smaller than today's most advanced production technology.

The breakthrough allows designers to create semiconductors with transistors—the smallest elements in a semiconductor design—as small as 9 nanometers, or 1/10,000th the width of a single human hair. At that size, designers could pack the computational power of a supercomputer into a space smaller than a fingernail.

The new transistor is a variation on today's standard transistor, or field-effect transistor (FET). The new device is known as a FinFET because in three dimensions, it resembles the backfin of a fish.

TSMC has produced operational FinFETs at gate lengths as small as 35 nanometers. Initial testing of the P and N type transistors revealed new performance records and compliance with the current and leakage targets set by industry roadmaps for transistor of this size. The device will be presented in the Symposium on VLSI Technology, June 12, in Honolulu. Dr. Chenming Hu, TSMC's Chief Technology Officer, says that the company has recently further improved the FinFET, creating gate lengths below 25 nanometers that achieved yet higher performance. TSMC researchers have also simulated the structure to operate within generally acceptable parameters at gate lengths as small as 9 nanometers.

Traditional transistors involve two components, one providing source and drain routes for the electrical current, and the other gating the current. Gating, which is similar to pressing a finger on a vein, creates the classic digital ones and zeros. As semiconductor technology is scaled to ever-smaller feature sizes, the laws of physics and electrical current begin to play havoc with traditional transistors. Gating becomes more difficult, leading to high current leakage and very hot semiconductors.

A FinFET overcomes these difficulties by providing a second gate so both sides of the source-and-drain structure are closed at the same time – in effect, pinching a vein rather than just applying pressure. Double-gating in this manner provides much better control and dramatically reduces leakage thus allowing the transistor size to be shrunk further and current to be increased.

Industry technologists and analysts have speculated for some time that there will come a point when the current workhorse manufacturing technology, complimentary metal oxide semiconductor

(CMOS), will clash with insurmountable physics barriers. Many other technologies have been developed in anticipation of this. Generally speaking they are far more expensive and less manufacturable than CMOS and therefore not ideal for economic large-scale production of semiconductor devices.

By creating a new transistor with characteristics that allow the industry to extend the life of CMOS technology for about two decades, TSMC's technologists have significantly expanded the outlook for the semiconductor industry.

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company operates two advanced 300mm wafer fabs, six eight-inch fabs and one six-inch wafer fabs. TSMC also has substantial capacity commitments at two joint ventures fabs (Vanguard and SSMC) and at its wholly-owned subsidiary, WaferTech. In early 2001, TSMC became the first IC manufacturer to announce a 90 nanometer technology alignment program with its customers. TSMC's corporate headquarters are in Hsin-Chu, Taiwan. For more information about TSMC go to http://www.tsmc.com.

# # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

Taiwan Semiconductor Manufacturing Company Limited
Stock Dividend Details for Common Shares

Science-Based Industrial Park, Hsin-Chu, Taiwan, June 5, 2002 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") (NYSE: TSM) today announced details in respect of its previously-announced 10% stock dividend that relate to its TSE-listed common shares.

The Company set the record date for TSMC common shares listed and traded on the Taiwan Stock Exchange to be June 25, 2002. As required by Article 165 of the Company Law, the shareholders' register shall be closed for registration of transfer from June 21 through June 25, 2002. To be entitled for the above-mentioned stock dividend, any person acquires TSMC's common shares without being registered as a holder shall apply for the shareholders' registration with the Agency Department of China Trust Commercial Bank before 5:00 p.m., June 20, 2002, in person; or, by mails with postmark of the said date.

Details for the stock dividend of TSMC's NYSE-listed American Depositary Shares ("ADSs") will be announced shortly this week.

<u>Agency Department of China Trust Commercial Bank</u>
Add: 5th Floor, No. 83, Sec. 1, Chungking S. Rd., Taipei, ROC
Tel: 886-2-2361-3033

# # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 26, 2002

By ______________________

Harvey Chang

Senior Vice President & Chief Financial Officer